United States securities and exchange commission logo





                               December 30, 2020

       Brandon Bentley
       General Counsel
       InterPrivate Acquisition Corp.
       1350 Avenue of the Americas
       New York, New York 10019

                                                        Re: InterPrivate
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed December 3,
2020
                                                            File No. 333-251106

       Dear Mr. Bentley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed 12/03/2020

       What equity stake will current InterPrivate stockholders and Aeva Stockholders have in the Post-
       Combination Company after the Closing?, page 6

   1.                                                   Please revise to
include the missing percentages in your next amendment.
       What interests do InterPrivate   s current officers and directors have
in the Business
       Combination?, page 8

   2. Please revise the first bullet point to disclose the amount the Sponsor paid for the warrants.
   3. Please quantify the value of the interests held by the Sponsor, current officers and directors as of the
most practicable date. Plesae disclose the value of the equity interest of
 Brandon Bentley
FirstName
InterPrivateLastNameBrandon
             Acquisition Corp. Bentley
Comapany30,
December    NameInterPrivate
               2020          Acquisition Corp.
December
Page  2    30, 2020 Page 2
FirstName LastName
         current officers and directors where you disclose the number of shares held by such officers and directors.
4. Please disclose Mr. Pinto's portion of the $1 million transaction success fee InterPrivate expects to pay to Emerson Equity LLC in connection with the closing of the Business
         Combination.
InterPrivate will enter into the Stockholders Agreement . . ., page 69

5. Given the information disclosed in this paragraph as it relates to the Stockholders
         Agreement and in light of the collective beneficial ownership of the persons and entities you mention, please provide us your analysis of whether you will be a "controlled company" under exchange rules and, if so, the related risks to investors and corporate governance exemptions on which you would be entitled to rely.
The Background of the Business Combination, page 98

6. Please clarify the nature of the counterproposal submitted on September 20, as disclosed on page 102, including how the consideration, transaction structure and governance differed from the initial proposal. Provide similar details regarding the proposal submitted on September 21 by InterPrivate and "further negotiation" mentioned on page 103. Your revisions should make clear how the material terms of the transaction evolved during negotiations between the parties.
7. We note your disclosure that InterPrivate decided to discontinue discussions with other potential targets other than Aeva after conducting further due diligence on the potential targets. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.
8. We note your disclosure that on September 18, 2020 Credit Suisse sent InterPrivate a
         detailed questionnaire outlining certain issues on which Aeva   s
management and board
         had requested clarity. Please revise to discuss the nature of the of the issues addressed.
InterPrivate's Board of Directors' Reasons for the Approval of the Business Combination, page
104

9. Please revise to clarify what information your Board learned as a result of its consultation with industry experts. Please also revise to clarify how its research on comparable companies and comparable transactions led to its conclusion to enter the transaction, including how those companies and transactions relate to the value of Aeva.
10. Please reconcile the bullet point on page 105 regarding "experienced management team"
         with the risk factor on page 64 discussing management's "limited experience."
11. In the listing of reasons on page 104, please discuss whether the Board considered as a negative factor the fact that your public stockholders will hold a minority share position in the Post-Combination Company.
 Brandon Bentley
FirstName
InterPrivateLastNameBrandon
             Acquisition Corp. Bentley
Comapany30,
December    NameInterPrivate
               2020          Acquisition Corp.
December
Page  3    30, 2020 Page 3
FirstName LastName
Certain Unaudited Aeva Prospective Financial Information, page 106

12. Please revise the bullets following the table on page 107 to provide more specificity concerning the assumptions you discuss. As one example only, revise to clarify the assumptions underlying the substantial revenue growth from 2023-2025. Interests of Aeva's Directors and Executive Officers . . .,, page 109

13. Please revise to discuss the employment agreements your affiliates will enter into in connection with this transaction. Also revise to clarify how the equity they hold, including options, will be converted and the value of the equity the will hold after the transaction, based on recent market prices.
Materia U.S. Federal Income Tax Considerations, page 129

14. If the disclosure in this section represents the opinion of counsel, as indicated by Exhibit
         8.1, please revise to identify counsel and that the disclosure represents its opinion. Also, we note the disclosure on page 134 that each of InterPrivate and Aeva "intends and expects" the transaction to qualify as a reorganization. If counsel cannot provide a "will"
         opinion, because the tax consequences of the transaction are uncertain, please explain the risks to investors and the degree of uncertainty.
Supermajority Vote for Certain Amendments, page 142

15. In addition to referring to the paragraph and/or Article of your proposed certificate of incorporation, revise to briefly explain the contents of the paragraph and/or Article that may not be changed except by supermajority vote.
Information about Aeva, page 155

16. We note that Aeva has entered into a number of partnerships. For example, we note that
         Aeva entered into a multi-year production partnership with ZF. Please disclose the material terms of these agreements and file the agreements as an exhibit to the registration statement.
Aeva 4D LiDAR vs. Other Sensing Technologies, page 161

17. Please balance your disclosure to discuss any material disadvantages of Aeva 4D lidar sensors as compared to legacy lidar, cameras and radar.
Notes to Financial Statements
Summary of Significant Accounting Policies, page F-40

18. Please include your accounting policy for software development costs in your Summary of Significant Accounting Polices footnote, if material.

Revenue Recognition
 Brandon Bentley
InterPrivate Acquisition Corp.
December 30, 2020
Page 4
Nature of Products and Services and Revenue Recognition, page F-41

19. Please expand your revenue recognition disclosure to address the following:

                Describe if there are any material differences in revenue recognition for sales to distributors versus sales to customers.
                On page F-63, you disclose revenue for engineering and development services are recognized over time. Please provide us with your analysis of how you determined such services were in the scope of ASC 606.
                You disclose on page 163 that your automotive solutions have the potential to also generate additional revenue through the sale of software updates and other software enabled features. If your current product offerings contain software updates, tell us how you determined that promised software updates are not material performance obligations. In your response, please clarify how long, post product sale, you promise to provide free software updates to the customer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman at 202-551-3794 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



FirstName LastNameBrandon Bentley                              Sincerely,
Comapany NameInterPrivate Acquisition Corp.
                                                               Division of
Corporation Finance
December 30, 2020 Page 4                                       Office of
Manufacturing
FirstName LastName